September 3, 2009

Mr. Christian Sands
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amana Mutual Funds Trust File Nos. 02-96924, 811-04276
Post-Effective Amendment No. 26 on Form N-1A

Dear Mr. Sands:

This letter responds to the comments that you recently gave me regarding the referenced Post-Effective Amendment on Form N-1A, relating to Amana Mutual Funds Trust. We appreciate your assistance in reviewing our material and making comments designed to improve our disclosure.

As agreed, we are sending this update to you this week. In that I will be out of the office starting September 8 for two weeks, please call Jim Winship (360-594-9900 x 307) with any further comments. Following your guidance, we have revised language in numerous cases to follow more closely the exact words in the instructions to Form N-1A.

Our changes are described below. In response to your request that we mark the changes we have used colored text to reflect the changes. We have not marked the summaries, however. Because of the numerous changes required, marking them would be meaningless.

Prospectus

Financials added

Updated financial data throughout.

Pages 3, 6, 9

Fees & expenses tables added showing shareowner fees made from language describing them.

Sentences about Saturna retirement plans removed.

Sentences about Annual Fund Operating Expenses removed.

On Developing World Fund, removed references to “Proforma”

Portfolio Turnover language amended to conform to standard N-1A language.

“Equity securities” changed to “common stocks.”

Regarding Principal Investment Strategies, the following changes were made:

Income Fund: Added clause “and tend to be larger companies.”

Growth Fund: Added clause “which tend to be smaller and less seasoned companies.”

Use of “Income Fund” “Growth Fund” and “Developing World Fund” made more consistent throughout.

Pages 4, 7, 10

“Annual Total Return” amended to “Performance.”

Footnote for indices in Average Annual Total Returns tables amended to be line items corresponding to the index listing in the tables.

“Trust” amended to “Income Fund” “Growth Fund” and “Developing World Fund” where appropriate.

“Portfolio Manager” paragraph amended to remove extra information.

Non-required language removed from “Purchase and Sale of Shares” sections.

Pages 5, 8, 11

Non-required language removed from “Purchase and Sale of Shares” sections.

Paragraph about how to redeem shares reworded.

Phrase “broker-dealer or other” added to paragraph about Payments to Broker-Dealer and Other Financial Intermediaries.

Removed non-required footer information.

Added the word “Principal” to “Investment Strategies.”

Amended language to be organized by Fund with subheadings.

Moved sentence about the price applicable to shares to its own paragraph.

Clarified “Pricing of Fund Shares" language.

Amended redemption paragraph.

Amended SEC phone number.

Statement of Additional Information

With regard to the question of fundamental versus non-fundamental policies, page 3 of the Statement of Additional Information correctly identifies which policies are fundamental and which are not.

Top left column, replaced “beyond” with “more than.”

Clarified “Pricing of Foreign Equity Securities” language.

On behalf of Amana Mutual Funds Trust, I acknowledge that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings:
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
  The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. Again, thank you for your assistance.

Very truly yours,

/s/ Nicholas Kaiser
Nicholas Kaiser

cc: Cliff Alexander, Esq.
K&L Gates